Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Client: 20589-00001

March 13, 2013

VIA ELECTRONIC TRANSMISSION

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Preliminary Written Consent Solicitation Statement on Schedule 14A of Corvex Management LP and Related Fund Management, LLC pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related Management” and together with Corvex the “Proposing Shareholders”), we transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Written Consent Solicitation Statement and related consent card on Schedule 14A (the “Consent Statement”) of the Proposing Shareholders. The Consent Statement is to be used in connection with the Proposing Shareholders’ solicitation of written consents to remove without cause Barry M. Portnoy, Adam D. Portnoy, Joseph L. Morea, William A. Lamkin, and Frederick N. Zeytoonjian as trustees of CommonWealth REIT (the “Company”) and any other person or persons elected or appointed to the Board of Trustees of the Company prior to the effective time of the consent solicitation.

If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned at 212-351-3847.

Very truly yours,

/s/ Eduardo Gallardo

Eduardo Gallardo

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